NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: JPMorgan Chase & Co.

NAME OF PERSON RELYING ON EXEMPTION: Maryknoll Sisters of St. Dominic, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 310, Maryknoll, NY 10545

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

We are not seeking authority to vote your proxy and no proxy cards will be accepted.

Vote your proxies according to the instructions in the JPMorgan Chase proxy statement.

April 24, 2024

Dear JPMorgan Chase & Co. stockholders:

The Maryknoll Sisters of St. Dominic, Inc., and the co-filer Benedictine Sisters of Mount St. Scholastica (“Proponents”) urge stockholders to vote FOR Proposal #8, “Proxy Voting Alignment” at JPMorgan Chase & Co’s annual stockholder meeting on May 21, 2024, at 10:00 AM Eastern Time.

RESOLVED CLAUSE

Shareowners request the Board of Directors initiate a review of both JP Morgan Asset Management’s (“JPMAM”) 2023 proxy voting record and proxy voting policies related to diversity and climate change and report results to shareholders, prepared at reasonable cost, omitting proprietary information.

SUPPORTING STATEMENT: Proponents suggest the review include the following:

●	Any misalignment of JPMAM’s policy and voting record with the goals of the Paris Agreement, industry initiatives of which JPMAM or the bank is part and JPMAM’s own stated policies.
●	A comparison with the voting records of other major investment firms and mutual funds.
●	Recommendations for strengthening voting guidelines on diversity and climate-related issues.

RATIONALE FOR SUPPORT

1.	JPMAM has acknowledged the long-term risk posed by climate change through its commitment to reach Net Zero emissions by 2050[1]; strong and supportive proxy voting is needed to reach this goal and to mitigate the risk of climate change.
2.	In 2023 JPMAM’s proxy voting support for shareholder resolutions highlighting climate risk dramatically declined.
3.	In 2023 JPMAM’s proxy voting support for shareholder resolutions highlighting social issues also dramatically declined.
4.	This misalignment between JPMAM’s understanding of risk and its proxy voting record is likely to invite regulatory and investor scrutiny.
5.	Failing to take action that could mitigate climate impacts is not in the best interests of diversified investors and carries “meaningful costs.”

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1 https://www.bloomberg.com/news/articles/2021-10-08/jpmorgan-joins-net-zero-banking-alliance-with-emissions-pledge?embedded-checkout=true

DISCUSSION

1.	JPMAM has acknowledged the long-term risk posed by climate change through its commitment to reach Net Zero emissions by 2050; strong and supportive proxy voting is needed to reach this goal and to mitigate the risk of climate change.

JPMAM has set 2030 reduction targets for its highest emitting portfolio sectors2, including oil and gas, power, and auto-manufacturing. The firm is a member of the Net-Zero Banking Alliance, whose signatories have committed to aligning its lending and investment portfolios with the Paris Agreement’s net zero by 2050 goal. Membership signals a clear willingness to meet global climate commitment and proxy voting is an essential element for achieving that.

The economic costs of ignoring systemic risks like climate and racial inequity are obvious. Research by BlackRock noted long-term inaction on climate change could reduce global economic output by nearly 25 percent over the next two decades, making addressing climate change an urgent and material issue for investors3. An analysis of 1,641 U.S.-based and publicly traded companies between 2016 and 2022 strongly indicates that a diversity benefit exists and higher percentages of BIPOC (non-White) management are positively correlated with increases in enterprise value growth rate, free cash flow per share, income after tax, long-term growth mean, 10-year price change, mean return on equity (ROE), return on invested capital (ROIC), and 10-year total revenue compound annual growth rate (CAGR)4.

Furthermore, asset owners are also paying attention to proxy voting when selecting managers. Research by BlackRock5 shows that investors care about proxy voting on sustainability (which was cited as the number one criterion for selecting managers by 20% of 200 institutional investors surveyed, second only to “access to proprietary deals” - selected by 23% of respondents). Goldman Sach’s research6 indicates that funds are finding it “increasingly difficult” to market products that are not registered as “ESG” and this trend is likely to stay and strengthen. Global ESG assets surpassed $30 trillion in 2022 and are on track to surpass $40 trillion by 2030 — over 25% of projected $140 trillion assets under management (AUM) according to a latest ESG report from Bloomberg Intelligence (BI).7 The proposed review would help the firm proactively address these asset owner concerns.

2.	In 2023 JPMAM’s proxy voting support for shareholder resolutions highlighting climate risk dramatically declined and it lags behind other asset managers.

ShareAction reports that JPMAM ranked 59th out of 69 asset managers assessed on their proxy voting record in 2023 as the firm supported only 26% of environmental resolutions on proxy in 20238 vs 43% supported in 20229. This dramatic drop in support raises investor concerns and merits a review.

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2 https://www.reuters.com/business/sustainable-business/jpmorgan-sets-2030-emissions-targets-polluting-industries-2022-12-22/

3 https://www.blackrock.com/us/individual/insights/blackrock-investment-institute/investing-in-climate-awareness

4 https://www.asyousow.org/reports/2023-capturing-the-diversity-benefit

5 BlackRock recently released a survey of 200 institutional investors on their attitudes to transition investing. On p.9, in response to the question, “What are the most important considerations when selecting your transition investing manager? Please rank up to 3 responses,”. “Approach to shareholder votes on sustainability” was ranked as the number one criterion for selecting managers by 20% of respondents. This was a close second to the 23% of respondents who ranked “Access to proprietary deals” as their number one criterion and was far ahead of any other criteria. Source: https://www.blackrock.com/corporate/literature/brochure/global-transition-investing-survey.pdf.

6 https://realassetinsight.com/2023/09/07/goldman-sachs-investors-are-switching-to-sustainable-funds/

7 https://www.bloomberg.com/company/press/global-esg-assets-predicted-to-hit-40-trillion-by-2030-despite-challenging-environment-forecasts-bloomberg-intelligence/

8 https://cdn2.assets-servd.host/shareaction-api/production/resources/reports/Voting-Matters-2023.pdf

9 https://shareaction.org/reports/voting-matters-2022/ranking-asset-managers-voting-performance

3.	In 2023 JPMAM’s proxy voting support for shareholder resolutions highlighting social issues also declined.

In 2020, JPMorgan announced a five-year $30 billion commitment towards efforts to close the racial wealth gap10, by far the largest corporate commitment11. Yet this commitment is not reflected in the firm’s proxy voting, in fact JPMAM’s support for social proposals fell in 2023. ShareAction reports that JPMAM supported 25% of social proposals assessed in 202212 but only 11% in 202313. Furthermore, the firm supported only 1 of 14 racial equity audit proposals on proxy at S&P500 companies14 and In November 2022, when the firm released its racial equity audit report15 –as a result of a shareholder filing - it was criticized for its “basic misunderstanding of what a racial equity audit is”16. A review would avoid unnecessary and costly scrutiny and reputational damage.

4.	This misalignment between JPMAM’s understanding of risk and its proxy voting record is likely to invite regulatory and investor scrutiny.

There is increasing attention being paid to the divergence between asset managers and asset owners when it comes to proxy voting. The Net Zero Asset Owner Alliance (NZAOA), consisting of 88 institutional investors with a total of US$9.5 trillion in assets under management, recently issued a “Call to Action to the Asset Management Industry”17 “warning that asset managers risked losing business unless they could demonstrate their commitment to best practices in integrating climate considerations into investment stewardship.”18 One of the principles in the Call to Action is: “Support an improved proxy voting landscape (for public equity): Implementing consistent, ambitious, and merit-based proxy voting polices on climate topics with timely disclosure, thereby demonstrating alignment between policies and practices.” Their call to action highlights the need for ‘a consistent, clear, and accountable proxy voting landscape (for public equity)”. This follows a call by the Institutional Investors Group on Climate Change to asset owners to conduct a review of their managers at the end of proxy season to see how their proxy voting mapped to owner expectations and manager policies19.

Despite this the UK Asset Owner Stewardship Review20 has highlighted a growing misalignment between asset owners and asset managers when it comes to exercising stewardship and proxy voting. The Review finds that this misalignment is more pronounced (i) in recent years, (ii) on shareholder resolutions (vs management proposals) and (iii) at American companies (vs. European ones).

These perceived misalignments with stated policies carry regulatory and reputational risk. There's evidence this issue is already on the agenda for regulators particularly in the UK where the Financial Conduct Authority (FCA) wants to ensure that all such ESG claims are matched with real impact. In June the FCA published a Consultation Paper21 on proxy vote reporting for asset managers, proposing ‘voluntary, standardized and comprehensive’ templates. This would allow managers to communicate their proxy voting activity to clients.

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10 https://www.jpmorganchase.com/impact/racialequity

11 https://www.nytimes.com/2022/10/21/business/jp-morgan-racial-equity-pledge.html

12 https://shareaction.org/reports/voting-matters-2022/ranking-asset-managers-voting-performance

13 https://cdn2.assets-servd.host/shareaction-api/production/resources/reports/Voting-Matters-2023.pdf

14 https://static1.squarespace.com/static/5d4df99c531b6d0001b48264/t/65e67bccde60d43fcb78ee48/1709603940358/
MA_EITB_FULLREPORT_2023PROXYSEASON

15 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/2022-Racial-Equity-Commitment-Audit-Report.pdf

16 https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/63a1b9fc55d91c55321798dd/1671543296012/JPMC_SOCIG_Analysis+of+REA+Report.pdf

17 https://www.unepfi.org/wordpress/wp-content/uploads/2024/02/NZAOA-CTA-to-AM-industry.pdf

18 https://www.esginvestor.net/nzaoa-climate-action-material-to-mandates/

19 https://www.responsible-investor.com/iigcc-calls-on-asset-owners-to-conduct-annual-post-proxy-manager-review/#:~:text=The%20Institutional%20Investor%20Group%20on,owner%20expectations%20and%20manager%20policies.

20 https://www.brunelpensionpartnership.org/wp-content/uploads/2023/11/Hoepner-2023-Asset-Owner-Asset-Manager-Voting-Alignment-Review.pdf

21 https://www.fca.org.uk/publication/consultation/vote-reporting-consultation-discussion-paper.pdf

The proposed reporting template would require asset managers to report voting rationale and disclose if the proxy vote was in line with asset manager (column N in Chart 1) policy and if it was linked to engagement with the issuer (column O in Chart 1) - and they have to specify what kind of engagement. ..

CHART 1

Proposed fields for the Vote Reporting Template															
	Standard Fields							Vote Category Fields				Vote Rationale Fields			
Column	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O
Field Name	Name of the issuer	Meeting date	Meeting type	Country	Reporting identifier	Resolution identifier	Resolution title	Resolution category	Proponent	Company recommendation	Vote instruction	Standardised rationale category	Narrative rationale	Is vote decision in line with the asset manager's voting policy?	Is the vote decision linked to engagement with the issuer?
Guidance								Single tier and high-level categories				Required only when rationale provided (see 3.28 for the proposed principles)			
												For example, where a manager might vote against the re-election of a Chair due to their weak performance on environmental issues, they would select 'Environment or climate'			Select all that apply
Field data	Free text	UK date format (DD/MM/YYYY)	Standard data • Annual General Meeting (AGM) • Extraordinary General Meeting (EGM) • Special • Court	Standard data	Free text for an alpha numeric code	Drop down numbering with free text option	Free text	Standard data Indicative examples (From N-PX baseline): • Director elections • Audit-related • Investment company matters • Shareholder rights and defences • Extraordinary transactions • Capital structure • Compensation • Corporate Governance • Environment or climate • Human rights or human capital/ workforce • Diversity, equity, and inclusion • Other social issues • Other	Standard data • Company • Shareholder	Standard data • For • Against • No recommendation	Standard data • For • Against • Abstain • Withheld	Standard data Indicative examples: • Compensation • Corporate Governance • Environment or climate • Human rights or human capital/ workforce • Diversity, equity, and inclusion • Other social issues • Other	Free text	Standard data and free text • Yes • No • Free text	Standard data • Collaborative engagement • Letter (bespoke) • Letter (campaign) • Meeting with Chair and/or Board • Meeting with company advisors • Meeting with investor relations team • Meeting with management • None • Other • Site visit

20

Our Proposal anticipates this growing demand for transparency within regulatory and asset owner circles.

5.	Failing to take action that could mitigate climate impacts is not in the best interests of diversified investors.

Climate change is a systemic risk with potentially far-reaching economic impacts. A 2021 study by insurer Swiss Re found that “[t]he world stands to lose close to 10% of total economic value by mid-century if climate change stays on the currently anticipated trajectory, and the Paris

Agreement and 2050 net-zero emissions targets are not met.”22 Transition risks also loom: One estimate pegged the proportion of pension and investment funds’ equity portfolios exposed to sectors that are likely to “face losses and become stranded in a disorderly transition” at 45-47%23; another “calculate[d] that the long-term impact of climate change on the performance of a balanced portfolio in a no mitigation scenario (i.e. no special efforts are made to contain environmental challenges) is -30% in nominal terms.”24 A 2020 report from the U.S. Commodity Futures Trading Commission warned that “[a] world racked by frequent and devastating shocks from climate change cannot sustain the fundamental conditions supporting our financial system.”25

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22 https://www.swissre.com/dam/jcr:e73ee7c3-7f83-4c17-a2b8-8ef23a8d3312/swiss-re-institute-expertise-publication-economics-of-climate-change.pdf, at 1

23 https://grenfin.eu/files/sw_school/katowice2021/Didactical_Material/2.1%20prof%20Irene%20Monasterolo.pdf, at 6.

24 https://www.unpri.org/sustainable-development-goals/the-sdgs-are-an-unavoidable-consideration-for-universal-owners/306.article

25 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf

Returns to institutional investors with “highly-diversified and long-term portfolios that are representative of global capital markets,”26 which include many of JPMAM’s clients, can be reduced when companies are permitted to externalize their costs onto other companies or investments in the portfolio27 because the performance of the market as a whole (beta), rather than any individual company’s performance (alpha), is responsible for the lion’s share of returns.28 Beta is influenced primarily by the performance of the economy itself over the long term.29 As well, the financial system on which such investors’ returns depend requires economic and social stability.30 Thus, it is in diversified investors’ interest to take steps to minimize damaging externalities such as greenhouse gas emissions. The Net-Zero Asset Owners Alliance has urged asset managers to “[f]ocus on addressing the systemic risk of climate change”31 and advocated that asset managers’ pursuit of alpha “should not be prioritised in a silo that ignores the potential impact of market beta on asset owner returns.”32 Supporting climate-related shareholders is a low-cost way for JPMAM to make progress toward both of those objectives.

CONCLUSION

We urge a vote “For” this Shareholder Proposal Regarding Proxy Voting Alignment. JPMAM has fallen behind dozens of asset managers by failing to align its proxy voting on environmental and social oversight with its understanding of environmental and social risk.

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26 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf, at 3

27 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf, at 4

28 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money, Yale University Press (2016).

29 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf, Appendix IV

30 https://www.unepfi.org/wordpress/wp-content/uploads/2024/02/NZAOA-CTA-to-AM-industry.pdf

31 https://www.unepfi.org/wordpress/wp-content/uploads/2024/02/NZAOA-CTA-to-AM-industry.pdf

32 https://www.unepfi.org/wordpress/wp-content/uploads/2022/03/NZAOA_The-future-of-investor-engagement.pdf, at 27